

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 13, 2011

Via Email
Mr. Ziv Shoshani
Chief Executive Officer
Vishay Precision Group, Inc.
3 Great Valley Parkway, Suite 150
Malvern, PA 19355

>   Re: **Vishay Precision Group, Inc.**
>   **Form 10-K for the Year Ended December 31, 2010**
>   **Filed March 24, 2011**
>   **Form 10-Q for the Quarter Ended October 1, 2011**
>   **Filed November 9, 2011**
>   **File No. 001-34679**

Dear Mr. Shoshani:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

-Index to Combined and Consolidated Financial Statements, page F-1

-Note 1. Basis of Presentation, page F-9

1.   We note here and throughout the filing that Vishay Intertechnology, Inc. spun-off Vishay Precision Group, Inc. on July 6, 2010 through a tax-free stock dividend to Vishay Intertechnology, Inc.'s stockholders. Please explain to us if the spin-off on July 6, 2010 represented a change in the basis of accounting and how you considered the presentation

of successor and predecessor financial statements post and prior to the spin-off
transaction. Cite the accounting literature relied upon and how you applied it to your
situation.

Note 15. Segment and Geographic Data, page F-45

2.   We note that it appears that you have aggregated four operating segments – foil resistors,
strain gage, transducers/load cells, and weighing systems – into two reportable segments.
Please explain to us if you are aggregating your four operating segments into two
reportable segments. To the extent that you are aggregating your operating segments into
reporting segments, please provide us with your detailed analysis of how you considered
all of the factors in reaching your conclusion that aggregation of the operating segments
into two reporting segments was appropriate. Refer to paragraph 280-10-50-11 of the
FASB Accounting Standards Codification.

Note 16. Earnings Per Share, page F-48

3.   We note from here and throughout the filing that you utilized the 13.3 million of Vishay
Precision Group's capital stock that were issued on July 6, 2010 to calculate the basic
earnings per share and diluted earnings per share prior to the spin-off date since the
company did not have any common stock outstanding prior to the spin-off date. Please
explain to us in more detail why you are including the 13.3 million shares in the
calculation of the basic and diluted earnings per share calculation prior to the spin-off
date since the company did not have any shares outstanding. Cite the accounting
literature relied upon and how you applied it to your situation.

Form 10-Q for the Quarter Ended October 1, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 26

4.   We note from page 28 that you discuss the results of your changes in your gross margins
and that the fluctuations in your gross margins from the fourth quarter of 2010 to the third
quarter of 2011 were due to "favorable" adjustments comprised of an inventory
revaluation adjustment, warranty reserve adjustment and a physical inventory adjustment.
Please explain to us in more detail what you mean by "favorable" inventory adjustments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in
the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief